UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-40688

DRAGANFLY INC.

(Name of registrant)

2108 St. George Avenue

Saskatoon, Saskatchewan S7M OK7

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

This Amendment to the Report on Form 6-K for the month of May 2023, furnished to the Securities and Exchange Commission on May 9, 2023, is being furnished solely to add exhibits 99.3 and 99.4, the Certifications of the Chief Executive Officer and Principal Financial Officer pursuant to National Instrument 52-109, respectively, which were inadvertently omitted from the original filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Draganfly Inc.
(Registrant)

Date: May 18, 2023	/s/ Paul Sun
	Name:	Paul Sun
	Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1*	Unaudited Condensed Interim Consolidated Financial Statements of Draganfly Inc. and notes thereto for the Three and Months Ended March 31, 2023.
99.2*	Management’s Discussion and Analysis for the Three Months Ended March 31, 2023.
99.3**	Certification of the CEO Pursuant to NI 52-109.
99.4**	Certification of the CFO Pursuant to NI 52-109.
104	Interactive Data File.

* Previously filed

** Filed herewith